UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(First Amendment)
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

ALLIANCE BIOENERGY PLUS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)

01890B106
(CUSIP Number)

Mark W. Koch
400 North Congress Avenue
West Palm Bach, FL 33401
(888) 607-3555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2015
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 01890B106       13D

1.	NAMES OF REPORTING PERSONS
Mark W. Koch
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO (see Item 3, below)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER	3,437,300
		8.	SHARED VOTING POWER	6,700,000
		9.	SOLE DISPOSITIVE POWER	3,437,300
		10.	SHARED DISPOSITIVE POWER	6,700,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,137,300
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.97%
14.	TYPE OF REPORTING PERSON
IN/CO

EXPLANATORY NOTE

The purpose of this Amendment No. 1 to Schedule 13D filing is to disclose ownership of Alliance BioEnergy Plus, Inc. (the “Company”) Common Stock par value $0.001 (the “Stock”). Previously, the reporting person has reported ownership of a total of 10,726,000 shares of Company Common Stock. During the month of June 2015, the reporting person transferred 500,000 shares of such Company Common Stock to a third person in consideration of the satisfaction of a $250,000 indebtedness owing by the reporting person to the third party. Also, during June 2015, the reporting person sold a total of 88,700 shares of Company Common Stock in open market transactions for a total consideration of approximately $69,400.

This Schedule 13D is being filed by Mark W. Koch to disclose its ownership of approximately 26.97% of the Company’s outstanding Stock.

Item 1. Security and Issuer.

The name of the issuer is Alliance BioEnergy Plus, Inc., a Nevada corporation which has its principal offices at 400 North Congress Ave. Suite 130, West Palm Beach, FL 33401 (the “Company”). This statement relates to the Company’s Common Stock par value $0.001.

Item 2. Identity and Background.

(a)-(f). This Schedule 13D is being filed by Mark W. Koch, 400 North Congress Ave. Suite 130, West Palm Beach, FL 33401 (the “Reporting Person”).

During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

4,026,000 of the shares of Company Common Stock were originally acquired by the reporting person for a cash payment of $5,000 and 6,021,420 of the shares were acquired by AMG Energy Solutions, Inc. (“AMG”), a company of which the reporting person is a beneficial owner, which entered into a transaction with the Company whereby the Company issued 6,021,420 shares of Stock to AMG in exchange for the Company acquiring an interest in AMG. An additional 678,580 shares of Stock were issued to CTWC, LLC (a company of which the reporting person is a beneficial owner) in connection with that transaction. See Explanatory Note, above.

Item 4. Purpose of Transaction.

The Reporting Person originally acquired 4,026,000 of the shares of Stock for a cash payment of $5,000 and 6,021,420 shares of Stock were acquired by AMG in exchange for the Company acquiring an interest in AMG. An additional 678,580 shares of Stock were issued to CTWC, LLC (a company of which the reporting person is a beneficial owner) in connection with that transaction. The reporting person is reporting the transfer of 500,000 of his shares to a third person in consideration of the satisfaction of a $250,000 indebtedness owing by the reporting person to the third party. Also, during June 2015, the reporting person sold a total of 88,700 shares of Company Common Stock in open market transactions for a total consideration of approximately $69,400.

Except as set forth in this Schedule 13D, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Person is the beneficial owner of 10,137,300 shares of Company Stock. The Reporting Person believes the number of shares of the Company’s outstanding common stock to be 37,580,885 as of May 14, 2015. Said amount includes all shares issuable to the Reporting Person on account of Warrants held by the Reporting Person exercisable within sixty (60) days of the date of this report. Other than as described therein, the Reporting Person does not own any other securities of the Company.

(b)	The Reporting Person has the sole power to vote and dispose of 3,437,300 shares of the Stock and joint power to vote 6,700,000 shares of the Stock.

(c)	Except for the transactions described in the Explanatory Note above, the Reporting Person did not effect any transactions in the issuer’s securities within the past 60 days.

(d)	Except as reported herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in the Explanatory Note, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2015

/s/ Mark W. Koch
Mark W. Koch